

March 25, 2021   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS ANNOUNCES ACQUISITION OF GOLD STREAM FROM CAPSTONE'S SANTO DOMINGO PROJECT

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International"), has entered into a definitive Precious Metal Purchase Agreement (the "Agreement") with Capstone Mining Corp. ("Capstone") (TSX: CS) in respect to the Santo Domingo project located in the Atacama Region, Chile. Upon closing, Wheaton International will purchase 100% of the payable gold production until 285 thousand ounces ("koz") have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. Wheaton International will pay Capstone a total upfront cash consideration of US$290 million (the "Upfront Payment"), $30 million of which is payable upon closing and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing payments for gold ounces delivered (the "Production Payment") equal to 18% of the spot gold price[1].

"Santo Domingo is an exceptional project that provides Wheaton with an additional near-term growth opportunity. The project is forecast to be a first-quartile copper producer with a long mine life, making it an ideal fit for Wheaton's existing high-quality portfolio," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We are very excited to further build our partnership with Capstone and look forward to seeing Santo Domingo developed into a top-tier copper mine."

TRANSACTION HIGHLIGHTS

- The Santo Domingo project is forecast to be a first quartile copper mine[2] with an 18 year mine life[3].

- Attributable gold production is forecast to average 35 to 40 koz per year for the first five full years of production and 25 to 30 koz for the first ten full years[3].

- Capstone expects major construction to commence in late 2021 with the first full year of production forecast for 2024.

- Subsequent to the closing of this acquisition, the addition of the Santo Domingo project will increase Wheaton's estimated Proven and Probable gold reserves by 0.51 Moz, Measured and Indicated gold resources by 0.12 Moz and Inferred gold resources by 0.03 Moz.[4]

- Exploration upside potential exists as no exploration drilling has been completed since Capstone acquired the Santo Domingo project in 2011.

- Provides Capstone with an early deposit of $30 million, which will be used to repay the funds paid by Capstone to acquire the remaining 30% of the Santo Domingo project.

TRANSACTION TERMS

- Wheaton International will be entitled to receive 100% of the payable gold production until 285 koz have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine.

- Wheaton International will pay Capstone the Upfront Payment of US$290 million as follows:

   - once certain conditions have been met, Wheaton International will advance US$30 million to Capstone; and

   - the remainder of the Upfront Payment will be paid on a pro rata basis during construction (estimated to be approximately two to three years), subject to customary conditions being satisfied, including Capstone attaining sufficient financing to complete construction.

- Wheaton International will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered less the cumulative Production Payments is equal to the upfront consideration of US$290 million, at which point the Production Payment will increase to 22% of the spot gold price.

- Gold deliveries are guaranteed by Capstone and by the Santo Domingo project owner. Security over the assets of the Santo Domingo project has also been provided by the Santo Domingo project owner.

- Closing of the transaction is expected to occur shortly following announcement and is subject to the completion of certain corporate matters and customary conditions.

FINANCING THE TRANSACTION

The early deposit portion of the Upfront Payment will be made on closing, with the balance of the Upfront Payment to be paid over the construction of the Santo Domingo project. At December 31, 2020, the Company had approximately US$193 million of cash on hand and approximately US$1.8 billion of remaining capacity under the Company's US$2 billion revolving credit facility. With operating cash flow in 2020 of approximately US$765 million, the Company has ample capacity to service any additional debt resulting from this transaction, especially given the low interest rate and flexible nature of the covenants under the Company's revolving credit facility.

ABOUT CAPSTONE AND THE SANTO DOMINGO PROJECT

Capstone is a Canadian base metals mining company, focused on copper with two producing mines, the Cozamin copper-silver mine in Zacatecas State, Mexico and the Pinto Valley copper mine located in Arizona, US. In addition, Capstone owns the Santo Domingo project, a large scale, fully-permitted, copper-iron-gold project in Region III, Chile, as well as a portfolio of exploration properties. Capstone's strategy is to focus on the optimization of operations and assets in politically stable, mining friendly regions, centered in the Americas.

Santo Domingo is a first quartile copper-iron-gold project[2] and Chile's only fully-permitted greenfield project. The proposed open-pit mine is located 50 kilometres southwest of Codelco's El Salvador copper mine and 130 kilometres north-northeast of Copiapó, near the town of Diego de Almagro in Region III, Chile. Elevation at the site ranges from 1,000 to 1,280 metres above sea level, with relatively gentle topographic relief.

Attributable Mineral Reserves and Mineral Resources – Santo Domingo, effective as of April 30, 2020

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz
Proven	65.4	0.08	0.17
Probable	326.9	0.03	0.34
P&P	392.3	0.04	0.51
Measured	1.4	0.05	0.002
Indicated	120.1	0.03	0.11
M&I	121.5	0.03	0.12
Inferred	31.8	0.02	0.03

Notes on Mineral Reserves & Mineral Resources:
1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
    a. Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
    b. Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),
    both employees of the Company (the "Company's QPs").
4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Capstone report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6. Santo Domingo project Mineral Reserves are reported as of November 14, 2018 and Mineral Resources as of February 13, 2020.
7. Santo Domingo project Mineral Reserves are reported above variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.
8. Santo Domingo project Mineral Resources are reported above a copper equivalent cut-off of 0.125% assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
9. The Santo Domingo gold purchase agreement provides that Capstone will deliver 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

For further information, please contact:

Patrick Drouin or Emma Murray
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

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1) Wheaton will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered less the Production Payment is equal to the upfront consideration of $290 million, at which point the Production Payment will increase to 22% of the spot gold price.
2) Wood Mackenzie Ltd. Data set 2020 Q3.
3) Production estimates based upon the report titled "Santo Domingo Project, Region III, Chile, NI 43-101 Technical Report" prepared for Capstone Mining and dated February 19, 2020. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
4) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with the Santo Domingo project including accompanying footnotes.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA**)** counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton International of US$290 million to Capstone and the satisfaction of each party's obligations in accordance with the Agreement, the receipt by Wheaton International of gold production in respect of the Santo Domingo project, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Agreement, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2020 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of US$290 million to Capstone and the satisfaction of each party's obligations in accordance with the terms of the Agreement, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.